                                                                    Exhibit 12.1


                                 WorldCom,Inc.
              Computation of Ratio of Earnings  to Combined Fixed
                     Charges and Preferred Stock Dividends




                                                                   Year Ended December 31,
                                                        ------------------------------------------------
                                                        1990      1991      1992      1993       1994
                                                        ------------------------------------------------
Earnings:
  Pretax Income (loss) from continuing operations       61,645    65,646    20,401   198,237     (76,108)
  Fixed charges, net of capitalized interest            38,109    38,116    38,720    58,999      87,455
                                                        ------------------------------------------------
  Earnings                                              99,754   103,762    59,121   257,236      11,347
                                                        ================================================
Fixed charges:
  Interest expense                                      32,635    31,595    30,311    35,557      47,303
  Interest capitalized                                   2,647     2,900     3,504     3,100       1,900
  Amortization of financing costs                          984     1,018     1,464     1,792       2,086
  Interest factor of rent expense                        4,490     5,503     4,833     9,967      10,300
  Preferred dividend requirements                            -         -     2,112    11,683      27,766
                                                        ------------------------------------------------
  Fixed charges                                         40,756    41,016    42,224    62,099      89,355
                                                        ================================================
Deficiency of earnings to fixed charges                      -         -         -         -     (78,008)
                                                        ================================================
Ratio of earnings to combined fixed
 charges and preferred stock dividends                  2.45:1    2.53:1    1.40:1    4.14:1      0.13:1
                                                        ================================================


                                                                                         Nine Months Ended
                                                                  Pro Forma                September 30,
                                                                 Fiscal Year             -----------------
                                                                    1994                  1994      1995
                                                                  ---------              -----------------
Earnings:
  Pretax Income (loss) from continuing operations                 (151,303)              31,428    276,151
  Fixed charges, net of capitalized interest                       276,506               59,900    239,461
                                                                  --------               -----------------
  Earnings                                                         125,203               91,328    515,612
                                                                  ========               =================
Fixed charges:
  Interest expense                                                 222,568               34,298    189,392
  Interest capitalized                                               1,900                  455      3,221
  Amortization of financing costs                                    9,586                1,037      5,574
  Interest factor of rent expense                                   16,586                3,737     11,809
  Preferred dividend requirements                                   27,766               20,828     32,686
                                                                  --------               -----------------
  Fixed charges                                                    278,406               60,355    242,682
                                                                  ========               =================
Deficiency of earnings to fixed charges                           (153,203)                   -          -
                                                                  ========               =================
Ratio of earnings to combined fixed
 charges and preferred stock dividends                              0.45:1               1.51:1     2.12:1
                                                                  ========               =================


See notes to computation of ratio of earnings to combined fixed charges and preferred stock dividends.

                  NOTES TO COMPUTATION OF RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


(1) On January 5, 1995, the Company completed the acquisition of Williams Telecommunications Group, Inc. for approximately $2.5 billion in cash (the "WilTel Acquisition"). The WilTel Acquisition is being accounted for as a purchase.

(2) As a result of the mergers with IDB Communications Group, Inc. (the "IDB Merger") and Advanced Telecommunications Corporation (the "ATC Merger"), the Company initiated plans to reorganize and restructure its management and operational organization and facilities to eliminate duplicate personnel, physical facilities and service capacity, to abandon certain products and marketing activities, and to further take advantage of the synergy available to the combined entities. Also, during the fourth quarter of 1993, plans were approved to reduce IDB Communications Group, Inc.'s cost structure and to improve productivity. Accordingly, in 1994, 1993 and 1992, the Company charged to operations the estimated costs of such reorganization and restructuring activities, including employee severance, physical facility abandonment and duplicate service capacity. These costs totaled $43.7 million in 1994, $5.9 million in 1993 and $79.8 million in 1992.

         Also, during 1994 and 1992, the Company incurred direct merger costs of $15.0 million and $7.3 million, respectively, related to the IDB Merger (in 1994) and the ATC Merger (in 1992). These costs include professional fees, proxy solicitation costs, travel and related expenses and certain other direct costs attributable to these mergers.

(3) In connection with certain debt refinancing, the Company recognized in 1993 and 1992 extraordinary items of approximately $7.9 million and $5.8 million, respectively, net of income taxes, consisting of unamortized debt discount, unamortized issuance cost and prepayment fees.

(4) In the third quarter of 1995, Metromedia Company ("Metromedia") converted its Series 1 Preferred Stock into 21,876,976 shares of WorldCom common stock and exercised warrants to acquire 3,106,976 shares of WorldCom common stock and immediately sold its position of 30,849,548 shares of WorldCom common stock in a public offering. In connection with the preferred stock conversion, WorldCom made a one-time non-recurring payment of $15.0 million to Metromedia, representing a discount to the minimum nominal dividends that would have been payable on the Series 1 Preferred Stock prior to the September 15, 1996 optional call date of approximately $26.6 million (which amount includes an annual dividend requirement of $24.5 million plus accrued dividends to such call date).